FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 15, 2016

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 14, 2016 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 11, 2016 was elected as a director, without a vote by ballot being conducted.  Fairfax received proxies with regard to voting on the eight directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	33,194,016	98.99	337,305	1.01	16,650,022	98.01	337,305	1.99
Robert J. Gunn	33,483,315	99.86	48,006	0.14	16,939,321	99.72	48,006	0.28
Alan D. Horn	33,447,160	99.75	84,061	0.25	16,903,166	99.51	84,061	0.49
John R.V. Palmer	33,490,783	99.88	40,538	0.12	16,946,789	99.76	40,538	0.24
Timothy R. Price	33,490,715	99.88	40,606	0.12	16,946,721	99.76	40,606	0.24
Brandon W. Sweitzer	33,446,706	99.75	84,515	0.25	16,902,712	99.50	84,515	0.50
Benjamin P. Watsa	33,403,742	99.62	127,579	0.38	16,859,748	99.25	127,579	0.75
V. Prem Watsa	33,095,443	98.70	435,878	1.30	16,551,449	97.43	435,878	2.57

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941